SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 4th, 2024

I. Date, Time and Place: On January 4th, 2024, at 10:00am, in a digital form, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/no., Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II. Call Notice and Attendance: The call notice was submitted in accordance with Article 19 of the Company's Bylaws, and a majority of the members of the Board of Directors attended the meeting.

III. Presiding Board: Chairman of the meeting: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.

IV. Agenda: "Receive notice of: (i) Mr. Richard Freeman Lark Jr.'s resignation from the positions of member of the Company's Board of Directors and member of the Financial Policies Committee, Corporate Governance and People Committee, Risk Committee, and Company Safety Committee. Deliberate on: (i) the current composition of the members of the aforementioned Committees; and (ii) the approval and ratification of all acts performed by the Company's Board of Directors to implement the decision made in the above item."

V. Resolution: Following the necessary clarifications, the Board of Directors members were informed of Mr. Richard Freeman Lark Jr.'s resignation from the positions of member of the Company's Board of Directors and member of the Financial Policies Committee, Corporate Governance and People Committee, Risk Committee, and Company Safety Committee (“Committees”), as per the resignation terms dated December 31, 2023, duly filed with the Company. After thorough review of the relevant documents regarding the matters on the agenda, the attending Board of Directors members unanimously approved:

(i) The new composition of the Committees, due to the resignation submitted by Mr. Richard Freeman Lark Jr., for the positions he was elected to in the Board of Directors meeting held on May 2, 2023, as recorded in the Commercial Board of the State of São Paulo under number 233,569/23-9 (“RCA of 02/05/2023”), will now be as follows:

(a)            Financial Policies Committee: (a) Mr. Antonio Kandir, Brazilian, divorced, engineer, bearer of identity card RG no. 4,866,700-6, issued by SSP/SP, registered under CPF no. 146,229,631-91; (b) Mr. Celso Guimarães Ferrer Junior, Brazilian, married, economist, bearer of identity card RG no. 24,982,348, issued by SSP/SP, registered under CPF/MF no. 309,459,748-33; and (c) Mr. Mario Tsuwei Liao, Brazilian, married, administrator, bearer of identity card RG no. 30,494,176-1, issued by SSP/SP, registered under CPF no. 311,128,678/99, all with a business address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, Zip Code 04626-020, in the capital of the State of São Paulo.

(b)            Corporate Governance and People Committee: (a) Mr. Constantino de Oliveira Junior, Brazilian, married, businessman, bearer of identity card RG no. 929,100, issued by SSP/DF, registered under CPF no. 417,942,901-25; (b) Mr. Paulo Sergio Kakinoff, Brazilian, married, business administrator, bearer of identity card RG no. 25,465,939-1, issued by SSP/SP, registered under CPF no. 194,344,518-41; (c) Mr. Ricardo Constantino, Brazilian, married, businessman, bearer of identity card RG no. 671,071 SSP/DF, registered under CPF no. 546,988,806-10; and (d) Mrs. Betânia Tanure de Barros, Brazilian, married, psychologist, bearer of identity card RG no. M-1,072,104, registered under CPF no. 385,001,086-49, all with a business address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, Zip Code 04626-020, in the capital of the State of São Paulo.

(c)            Risk Committee: (a) Mr. Antonio Kandir, as previously identified; (b) Mr. Celso Guimarães Ferrer Junior, as previously identified; and (c) Mr. Mario Tsuwei Liao, as previously identified.

(d)            Security Committee: (a) Mr. Celso Guimarães Ferrer Junior, as previously identified; (b) Mr. Constantino de Oliveira Junior, as previously identified; and (c) Mr. Sergio Quito, Brazilian, married, aviator, bearer of Air Force Identity Card COMAER/SP no. 327,413, registered under CPF/MF no. 820,327,858-20, with a business address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, Zip Code 04626-020, in the capital of the State of São Paulo.

The term of office for the members of the Committees remains unchanged, respecting the initially established period, as recorded in the minutes of RCA of 02/05/2023.

(ii)            The approval and ratification of all acts performed by the Company's Board of Directors to implement the decision made in the above item.

VI. Signatures: Having no further matters to discuss, the meeting was adjourned for the drafting of this minute, which was read, approved, and signed by the present members of the Board of Directors and by the President and Secretary of the board. Signatures: Board: President: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi; and Board Members Present: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer and Anmol Bhargava.

Certify that this is a true copy of the minutes recorded in the appropriate book.

São Paulo/SP, January 4th, 2024.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer